TENTATIVE LABOUR AGREEMENT REACHED AT NORTHGATE’S KEMESS MINE

VANCOUVER, March 17, 2008 – Northgate Minerals Corporation (TSX: NGX, AMEX: NXG) reported today that it has reached a tentative three-year collective agreement (the "Agreement") with the International Union of Operating Engineers Local 115 (the "Union"), representing the 300 production and maintenance employees at its Kemess South mine. The terms of the tentative Agreement were accepted by both the Union’s bargaining committee and Northgate following a recommendation made by a government appointed mediator. The Union’s bargaining committee has unanimously recommended ratification of the Agreement to its membership who will vote on the Agreement over the next three weeks. All operations at Kemess South continue to run normally, with no disruption to scheduled production.

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NORTHGATE MINERALS CORPORATION is a mid-tier gold and copper producer with mining operations, development projects and exploration properties in Canada and Australia. The company is forecasting over 400,000 ounces of unhedged gold production in 2008 and is targeting growth through further acquisitions in stable mining jurisdictions around the world. Northgate is listed on the Toronto Stock Exchange under the symbol NGX and on the American Stock Exchange under the symbol NXG.

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FORWARD-LOOKING STATEMENTS:

This news release contains certain "forward-looking statements" and "forward-looking information" as defined under applicable Canadian and U.S. securities laws. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," or "continue" or the negative thereof or variations thereon or similar terminology. Forward-looking statements are necessarily based on a number of estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies. Certain of the statements made herein by Northgate Minerals Corporation ("Northgate") including those related to future financial and operating performance and those related to Northgate’s future exploration and development activities, are forward-looking and subject to important risk factors and uncertainties, many of which are beyond the Corporation’s ability to control or predict. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, among others: gold price volatility; fluctuations in foreign exchange rates and interest rates; impact of any hedging activities; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; costs of production, capital expenditures, costs and timing of construction and the development of new deposits; and, success of exploration activities and permitting time lines. In addition, the factors described or referred to in the section entitled "Risk Factors" of Northgate’s Annual Information Form (AIF) for the year ended December 31, 2006 or under the heading "Risks and Uncertainties" of Northgate’s 2006 Annual Report, both of which are available on SEDAR at www.sedar.com, should be reviewed in conjunction with this document. Accordingly, readers should not place undue reliance on forward-looking statements. The Corporation does not undertake any obligation to update publicly or release any revisions to forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except in each case as required by law.

For further information, please contact:

Ms. Keren R. Yun
Investor Relations
Tel: 416-216-2781 Email: ngx@northgateminerals.com Website: www.northgateminerals.com